March 8, 2007

VIA EDGAR

Mr. Larry L. Greene, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: State Farm Mutual Fund Trust

Dear Mr. Greene:

State Farm Mutual Fund Trust (the “Trust”) filed a preliminary information statement with the U.S. Securities and Exchange Commission (the “Commission”) on February 13, 2007, describing the appointment of two new sub-advisers to the Trust’s Small/Mid Cap Equity Fund. On behalf of the Commission, you provided comments to that filing in a phone call to me on February 23, 2007. The Trust filed its definitive information statement with the Commission on February 28, 2007. This letter is the Trust’s formal response to the Commission’s comments received on February 23, 2007.

The Trust hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings of its information statements, that comments from the Commission’s staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below I describe the Commission’s comments to the Trust’s filing and indicate how the Trust responded to those comments.

Comment #1 – The font size of the type in the information statement needs to satisfy regulatory requirements.

Response #1 – Agreed. Regulation Section 240.14a-5(d) requires a minimum font size of 10-point modern type. The font size of the type in the preliminary and the final information statements met this requirement.

Mr. Larry L. Greene

Division of Investment Management

March 8, 2007

Comment #2 – The fifth paragraph on page 3 of the preliminary information statement discusses the fees paid to the investment sub-advisers for their services to the Small/Mid Cap Equity Funds. The last sentence of that paragraph says, “Pursuant to Investment Sub-Advisory Agreements between each Trust, the Manager and each Sub-Adviser (the “New Sub-Advisory Agreements”), the Manager pays an annual fee to each Sub-Adviser of up to 0.60% of the Fund’s average daily net assets advised by that Sub-Adviser.” The Trust should consider revising this language to more clearly describe the fees paid to the Sub-Advisers.

Response #2 – Agreed. In the definitive information statement, the Trust changed the language to read as follows: “Pursuant to Investment Sub-Advisory Agreements between each Trust, the Manager and each Sub-Adviser (the “New Sub-Advisory Agreements”), the Manager pays fees to the Sub-Advisers of up to 0.60% of a Fund’s average daily net assets. The Funds are not responsible for paying investment sub-advisory fees to Bridgeway and Rainier.”

Comment #3 – The Trust should consider not using all capitalized letters in the second sentence of the seventh paragraph on page 3.

Response #3 – Agreed. In the Trust’s definitive information statement, the Trust eliminated the capitalized letters from that paragraph.

Should you have any questions or need additional information please give me a call.

Sincerely,

David M. Moore

Assistant Secretary

State Farm Mutual Fund Trust

(309) 766-1908